UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

Form 8-K
Current Report

Pursuant to Section 13 or 15(d)
of the Securities Exchange Act of 1934

March 24, 2004

Date of Report (Date of earliest event reported)

First Financial Holdings, Inc.

(Exact name of registrant as specified in charter)

Delaware	0-17122	57-0866076
State or other jurisdiction of incorporation	Commission File Number	I.R.S. Employer I.D. number

34 Broad Street, Charleston, South Carolina	29401
(Address of principal executive offices)	(Zip Code)

(843) 529-5933

Registrant's telephone number (including area code)

Item 7.   Financial Statements, Pro Forma Financial Information and Exhibits

        (c)   Exhibits

        Exhibit 99.1: Press Release of First Financial Holdings, Inc. dated March 24, 2004

Item 9.   Regulation FD Disclosure

On March 24, 2004, First Financial Holdings, Inc. issued a press release regarding the issuance of trust preferred securities. A copy of the press release is attached hereto as Exhibit 99.1.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

FIRST FINANCIAL HOLDINGS, INC.

By: /s/ Susan E. Baham
      Susan E. Baham
      Executive Vice President, Chief Financial
      Officer and Principal Accounting Officer

EXHIBIT 99.1

FIRST FINANCIAL HOLDINGS, INC.

34 Broad Street • Charleston, S.C. 29401
843-529-5933 • FAX: 843-529-5929

NEWS   *NEWS*   *NEWS*   *NEWS*

Contact: Susan E. Baham
Executive Vice President
(843) 529-5601

**First Financial Holdings, Inc. Completes Sale of
$45.0 Million of Trust Preferred Securities**

CHARLESTON, S.C. - March 24, 2004 - First Financial Holdings, Inc. (NASDAQ: FFCH), the parent company of First Federal Savings and Loan Association of Charleston, announced today the issuance of $45.0 million of trust preferred securities through First Financial Capital Trust I, an unconsolidated special purpose entity formed for the purpose of the offering. The trust preferred securities were sold in a private transaction exempt from registration under the Securities Act of 1933, as amended (the "Act"), and have not been registered under the Act. The securities may only be offered or sold with appropriate registration or an applicable exemption from registration requirements.

The trust preferred securities, which bear a fixed interest rate of 7.0% mature on April 6, 2034, and are callable without penalty at any time on or after April 7, 2009, and earlier, at a premium, upon the occurrence of certain special events. Sandler O'Neill & Partners, L.P. acted as the sole lead manager in the transaction.

First Financial Capital Trust I used the proceeds from the sale of the trust preferred securities to purchase Junior Subordinated Debt Securities of First Financial. First Financial intends to use its net proceeds to pay off its $24.1 million line of credit with another bank, with the remainder of the proceeds to be retained for working capital and other corporate purposes.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities law of any such state.

First Financial is the thrift holding company of First Federal which operates a total of 46 offices located in the Charleston Metropolitan area, Horry, Georgetown, Florence and Beaufort counties in South Carolina and Brunswick County in coastal North Carolina. First Financial also provides insurance, brokerage and trust services through First Southeast Insurance Services, The Kimbrell Insurance Group, First Southeast Investor Services and First Southeast Fiduciary and Trust Services.   For additional information about First Financial, please visit our web site at www.firstfinancialholdings.com.